February 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan, Esq.

Re:	B. Riley Principal 150 Merger Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-251955

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-251955) (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on February 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, White & Case LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 765 copies of the Preliminary Prospectus initially dated February 8, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

B. RILEY SECURITIES, INC.

By: /s/ Jimmy Baker
Name: Jimmy Baker
Title: EVP, Head of Capital Markets